Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Roy Jones Jr. Promotions, Inc.
3874 Silvestri Lane
Las Vegas, NV 89120
www.royjonesjrboxing.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Roy Jones Jr. Promotions, Inc.
Address: 3874 Silvestri Lane, Las Vegas, NV 89120
State of Incorporation: NV
Date Incorporated: June 06, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

Early Bird Bonus

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Perks

$500+ | RJJ Boxing "Owners" T-Shirt

$1,000 | RJJ Boxing T-Shirt and Lanyard

$2,500+ | Autographed Roy Jones Jr 8x10 poster + all the above

$5,000+ | 2 Ringside tickets to RJJ Boxing event

$10,000 | 2 Ringside tickets to RJJ Boxing event, meet n greet with Roy Jones + 5% bonus Shares

$20,000+ | 2 All-Access passes in Roy's private section at RJJ Boxing Event, private cocktail party and meet n greet with Roy Jones Jr. Date + 10% Bonus Shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2/

share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

We promote approximately 18 fights a year in men's boxing, and we are expanding into women's combat sports as well.

 We've won contracts across the industry, earning ongoing revenues and sponsorship dollars—on an annualized and per fight basis. We specialize in grooming our fighters and put them in positions to fight for World titles, which in return increases the company's sales and profit.

Boxing is about health, fitness, entertainment, training, comedy, heroism, education, hope, and community. Leveraging our booming audience, we are creating new revenue streams around these values—exploring new revenue streams at the same time.

Our main revenue streams right now are

1. Site fees or ticket sales (depends which deal we structure with venue). When a fight is put on the calendar either we get paid by the venue a certain fee or the venue let's up keep all the ticket sales.

2. UFC license fee - This is a fee that UFC pays RJJ to exclusively carry our fights on their platform, which is UFC Fight Pass.

3. Sponsorship - Currently we have over 4 main sponsors for our events. Sponsors pay RJJ on ever fight to bring brand awareness to their product.

4. Fighters - Positioning fighters to fight for World Titles allows the Promoter to make a percentage of the fighter's purse. This can vary depending on the platform the fighter fights on.

EXPAND PROMOTIONS REVENUES: Growing our existing program, including expanding brand sponsorship and promotions (such as our relationship with the UFC) and investing in fighters with growing successes as well as blue chip fighters that reflect the reputation we've earned.

DIVERSIFY SPORTS & FIGHTERS: We are expanding our emphasis on fans and sports they support by securing key acquisitions to diversify into women's combat sports and other martial combat sports (e.g., Jiu Jitsu) with similiar audiences and competitors, which will support the growth of our fundamental business.

MEDIA & CONTENT REVENUE: We are building a Media Company and multiple digital fan experiences that will produce and serve content, monetized through sponsorships and advertising.

ECOMMERCE REVENUE: We are deploying the first ecommerce marketplace for champions and hobbyists alike to gain access to the highest quaility professional grade boxing products in the world.

LIVE EVENTS: We are readying a live fan expo for launch, reinventing the way fans connect in person with the sport and its athletes.

ORIGINAL CONTENT: Scripted and Unscripted Episodic Shows monetized by brand sponors and global licensing/distribution revenues.

Roy Jones Jr. Promotions was originally set up in 2016 as an LLC. In June of 2019 the Board of Directors approved a resolution to have the Company make the change from an LLC to a C-Corp.

Competitors and Industry

Currently, we have three different companies that we face competition from and they are as follows:

1. **Top Rank** - Current deal with ESPN and promote World Championship boxing.

2. **Golden Boy Promotions** - Current deal with DAZN, which is an online streaming service for combat sports.

3. **PBC** - Current deal with Showtime and Fox Sports and also promotes Championship boxing.

The current state of combat sports is flourishing and alot of providers are securing live combat sports as live events keep viewers entertained and coming back.

Current Stage and Roadmap

EXPAND PROMOTIONS REVENUE - Our goal to increase sales is already on track to double within the next year and has committed revenues through 2020 via UFC Fight Pass.

DIVERSIFY SPORTS & FIGHTERS - It is our goal that before the end of the year for acquiring 1-2 women's leagues and launching a new team based combat sports fight series.

MEDIA & CONTENT REVENUE - It is our hope that we have brought the right partners on board to launch a full content portal optimized for mobile and web access, including the content production, IP developement, audience acquisition, and marketing execution strategists.

ECOMMERCE REVENUE - Our goal for the ecommerce platform is to be developed before the end of 2019 and we anticipate that our buyers will have established reseller relationships for the marketplace with at least 12 brands in Q1 2020.

LIVE EVENTS - We've identified the venue and because of RJJ we have the relationships with the fighters and talent that fans look forward to. This will hopefully be an easy win for us. In addition, we have the relationship necessary to produce this event with excellent production, great venue/location, and with top tier sponsors.

ORIGINAL CONTENT - Our hopes are to have 2+ Content Series in early development by the end of 2019 for both scripted and unscripted content. We will work with elite creators in Hollywood. We have relationships on both the production and distribution side and hopelfully this will help us quickly get 2 teasers and pitches together over the course of the six months and take these to market.

The Team

Officers and Directors

Name: Keith Veltre

Keith Veltre's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO and Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company. Currently, Keith Veltre doesn't take an executive salary, but does have a 2,000,000 share equity position.

Other business experience in the past three years:

- **Employer:** TNTS, INC
  Title: CEO
  Dates of Service: August 25, 2003 - Present
  Responsibilities: Managing the development of growth.

Name: Lisa Veltre

Lisa Veltre's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Operations & Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Oversees day to day operations to support the growth and add to the bottom line of the company.

Other business experience in the past three years:

- **Employer:** TNTS, INC
  Title: Vice President of Operations
  Dates of Service: August 01, 2006 - December 31, 2018
  Responsibilities: Overseas day to day operations to support growth. Lisa doesn't receive a salary, but does hold an equity position at 800,000 shares.

Name: Jennifer Zarley

Jennifer Zarley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary & Director of Events
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Corporate records and keeping company compliant with the State of Nevada. Jennifer also works with all the Athletic Commission to make sure RJJ is compliant with all the state laws when setting up the Boxing events.

Other business experience in the past three years:

- **Employer:** TNTS, INC
  Title: Compliant Director
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Jennifer makes sure that the company is compliant with all state filings.

Name: Roy Jones Jr.

Roy Jones Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Senior Vice President of Fighter Development
  Dates of Service: January 16, 2019 - Present
  Responsibilities: Making decisions on Corporate growth in the Boxing industry.
  Roy also plays a extensive role in the recruitment and growth of the fighters.Roy
  doesn't receive a salary, but does have an equity position of 1,200,000 shares.

Other business experience in the past three years:

- **Employer:** HBO Boxing
  Title: Commentator
  Dates of Service: September 06, 2008 - December 09, 2018
  Responsibilities: Commentating Boxing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its
financial condition. The company is still subject to all the same risks that all
companies in its business, and all companies in the economy, are exposed to. These
include risks relating to economic downturns, political and economic events and
technological developments (such as hacking and the ability to prevent hacking).
Additionally, early-stage companies are inherently more risky than more developed
companies. You should consider general risks as well as specific risks when deciding
whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company")
involves a high degree of risk and should only be considered by those who can afford
the loss of their entire investment. Furthermore, the purchase of any of the common
stock should only be undertaken by persons whose financial resources are sufficient to
enable them to indefinitely retain an illiquid investment. Each investor in the
Company should consider all of the information provided to such potential investor
regarding the Company as well as the following risk factors, in addition to the other
information listed in the Company's Form C. The following risk factors are not
intended, and shall not be deemed to be, a complete description of the commercial
and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The equity that an investor is buying has voting rights attached to them. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying shares as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Roy Jones Jr Promotions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Roy Jones Jr Promotions could harm our reputation and materially negatively impact our financial condition and business.

Risk Related To a Non Renewal Contract With UFC

The Company's contract ends with the UFC in 2021. Even thought there is extension

clauses attached there is no guarantee it will get extended.

Combat Sports Competition

Our promotional company will be facing competition from several other promotional company's that have entered our market. There is a risk of lower viewership attendance and revenue due to competition from the other promotional company's.

Developing Media Content

We are in the beginning stages of developing media content and there is no guarantee that the content will be acquired or sponsorship will be attached to it.

Live Events

The Company is in the beginning stages of developing live events to showcase Combat stars. There is no guarantee that the fans will accept these and attend.

E-commerce

The Company is in the beginning stages of developing their e-commerce site to sell various products from the Combat world. There is no guarantee that we will establish an audience for our product.

Injury to Fighter

Since Combat Sports is extremely physical, there is always the risk of a fighter getting hurt during training or competition. There is sufficient amount of money invested in the fighters and if a fighter becomes a star the Company could incur loses from the fighter not fighting.

FORWARD-LOOKING STATEMENTS

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Roy Jones Jr.	1,200,000	Common Stock	30.0
Keith Veltre	2,000,000	Common Stock	50.0
Lisa Veltre	800,000	Common Stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Unless otherwise provided by any applicable Shareholder Agreement, each stockholder of record of the Company holding stock which is entitled to one vote for each share of stock standing in such stockholder's name on the books of the Company.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another

crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $400.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Incorporating the company
  Date: June 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Since there is a license agreement in place with UFC Fight Pass to stream our fights and we also have agreements with venues to pay us site fees, we have already realized revenue in 2019, which has allowed us to be profitable and sustain operations.

Our main revenue streams right now are

1. Site fees or ticket sales (depends which deal we structure with venue)

2. UFC license fee

3. Sponsorship

Foreseeable major expenses based on projections:

RJJ will incur some major expenses with it's upcoming growth. The yearly expenses are as follows:

1. **AUDIENCE ACQUISITION MARKETING** - $142,350

2. **MEDIA & CONTENT PROGRAM** - $181,400

3. **WEBSITE CONTENT PORTAL & ECOMMERCE** - $50,000

4. **COMBAT PROMOTIONS EXPANSION** - $175,000

5. **LIVE EVENT** - $185,000

Future operational challenges:

Operational challenges we foresee in the future are as follows:

1. Finding the right staff - Having the right staff to adapt to our anticipated growth will be crucial and in a productive market that right staff can be hard to come by.

2. Uncertainty - It is impossible to predict what the future brings or what will happen next.

3. Responding to the competition - Crucial to sign the right fighters before our competition does.

Future challenges related to capital resources:

Some of the future challenges I see related to capital resources are the following:

1. Receivables - giving payment terms could slow our cash flow, which could limit the

speed of our anticipated growth.

2. Crowdfunding - not reaching our funding goals could make us scale back our projects and not meet business goals.

Future milestones and events:

RJJ is currently locking up commitments to produce media content that will be delivered right to the fan that will play a big part on the anticipated growing sales in 2020. RJJ is also delivering World Title fights on UFC Fight Pass on June 19th and August 2nd, that will be sure to cement RJJ as a major player in the combat arena.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The founders gave the company loans to start operations in the total original amount of $85,000. The loans have an outstanding amount of $42, 000 as of April 30, 2019. The company also has Citi cards credit cards with an outstanding amount of $15,454 as of April 30, 2019. Additionally, the company has been able to generate net income in the 4 months since commencing operations for a current working capital of $50,762 and cash on hand in the amount of $18,716 as of April 30, 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds that will be raised by our offering are critical to the growth of the company. As we do have contracts and fighters in place that keeps the company operational, we need the capital raise for expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do see this capital raise campaign crucial for the growth of the company and to be able to have the cash flow to keep the company viable in the future. If we are successful of the full raise, the capital from the crowdfunding will make up 90% of our cash.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We feel that if the company only raises the minimum, we still will be able to move forward and have operations in the company. Currently, the company has contracts in

place that allow us to have events and still generate income. We would limit our growth, but still would be operational for the next 9 months.

If we reach our Minimum raise, RJJ will continue to thrive and maintain margins and cover our current expenses including: operating expenses, human resources, and production expenses related to each promoter events. The biggest impact of a lower raise will be the slower speed with which we can grow audience and launch new revenue streams by reinvesting monthly profits and leveraging existing resources to thoughtfully expand into IP Original Content, Live Events, and eCommerce programs. This may take 2-4 years to build out instead of 6-8 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the total amount of our goal allows us to reach our business goals for growth, which would increase our sales and allows us to maintain in operations for a 2 to 3 years.

If we hit our Maximum raise, we will be able to quickly expand our current revenue streams to be fully operational in less than 1 year. The costs associated with the speed to market of these new divisions are primarily in production and marketing to build these brands and the salaries related to the teams needed to support the new divisions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, there isn't any plans for future capital, but that could change in the future as we look to acquire companies and look for avenues of growth.

Indebtedness

- **Creditor:** TNTS, Inc.
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Maturity Date: September 17, 2019

- **Creditor:** TNTS, Inc.
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  Maturity Date: September 30, 2019

The outstanding balance of the TNTS, Inc loans as of April 30, 2019 is $37,500.

- **Creditor:** Keith Veltre
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: September 30, 2019
  The outstanding balance of the loan as of April 30, 2019 id $5,000.

Related Party Transactions

- **Name of Entity:** TNTS, Inc.
  Names of 20% owners: Keith Veltre
  Relationship to Company: A founding member's corporation. Currently Keith Veltre owns 85% of TNTS, INC shares and is the Treasurer at TNTS, INC. Brian Veltre (President) owns 15% of TNTS, INC shares.
  Nature / amount of interest in the transaction: TNT has a lease with Roy Jones Jr and agreements of loans to RJJ.
  Material Terms: As of January 2, 2019, the company entered an operating sublease agreement with TNTS, Inc, a Nevada corporation and a founding member's corporation. The sublease shall be for 36 months, commencing on January 2, 2019 and ending on January 2, 2022. The company shall pay $2,000 as base rent each month. There is $0 security deposit.

- **Name of Entity:** TNTS, Inc.
  Names of 20% owners: Keith Veltre
  Relationship to Company: One of the founding members' company. Keith Veltre owns 85% of TNTS, INC shares and is the Treasurer of TNTS, INC. Brian Veltre (President) owns 15% of TNTS, INC shares.
  Nature / amount of interest in the transaction: TNTS has a lease with Roy Jones Jr and agreements of loans to RJJ.
  Material Terms: On January 17, 2019, the company received a loan from TNTS, INC one of the founding members' company in the amount of $30,000. The loan carries no interest and shall be payable on September 17, 2019.

- **Name of Entity:** TNTS, Inc.
  Names of 20% owners: Keith Veltre
  Relationship to Company: One of the founding members' companies. Keith Veltre owns 85% of TNTS, INC shares and is the Treasurer at TNTS, INC. Brian Veltre (President) owns 15% of TNTS, INC shares.
  Nature / amount of interest in the transaction: TNTS has a lease with Roy Jones Jr and agreements of loans to RJJ. I can send you the contracts if u need them.
  Material Terms: On January 31, 2019, the company received a second loan from TNTS, INC in the amount of $35,000. The loan carries no interest and shall be payable in full on September 30, 2019. The outstanding balance of the TNTS, Inc loans as of April 30, 2019 is $37,500.

- **Name of Entity:** Keith Veltre
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: -Keith Veltre is an officer and owns over 20% ownership in Roy Jones Jr. Promotions Inc.
  Material Terms: On January 31, 2019, the company received a third loan in the amount of $10,000 from Keith Veltre, the company's CEO and owner of the members' entities. The loan carries no interest and shall be payable in full on September 30, 2019. The outstanding balance of the loan as of April 30, 2019 is $5,000.

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on media content, brand and contracts with UFC Fight Pass. It is a arbitrary method and can incorporate other factors such as blue sky expectations based on the experience of the management team.

Our reasons for setting our value cap at 8mm is based on the following:

1. We secured a 3 year deal and options to extend with the UFC Fight Pass. The contract also has a section that allows RJJ to provide UFC Fight Pass Pay Per View. The contract allows us to produce up to 24 fights a year. Adding license fees for three years with the occasional Pay Per View, it is our opinion the contract alone is worth over 3 million.

2. Roy Jones Jr brand has value. According to open dorse (leader in sports management) ever celebrity has a value for name and likeness. Some examples that open dorse has given on Boxers in the same industry are Manny Pacquiao (3 million), Vladimir Klitschko (3.5 million), and Canelo Alvarez (2 million). We feel Roy Jones Jr falls into this category and now has graduated into legends status. Therefore, has a value over 2 million.

3. RJJ is well on its way to reach 1.2 million in sales for 2019. The first two quarters of 2019 we have realized a profit of 10% of our gross sales. Using the Hartford business owners playbook formula and double the 2019 gross revenue we have a valuation on our sales of over 2.5 million.

There is no way to guarantee that we would be able to obtain these prices in a sale and are only our predictions if we would list them on the market to our competitIon.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  25.0%
  Marketing will pay a key role in expanding our business goals on our new projects that will lead to increase revenue. Our plan is to build an audience not only in the combat area, but also in the fitness lifestyle.

- *Working Capital*
  20.0%
  Having working capital of the business which is used in our day to day trading operations.

- *Research & Development*
  48.0%
  Increasing our live events to increase revenue and profitability to fund more of the companies projects.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  25.0%
  Marketing will play a key role to increase our revenue and bring awareness to the new platforms RJJ will be developing.

- *Working Capital*
  20.0%
  Working capital is crucial to operate in our day to day trading operations.

- *Research & Development*
  35.0%
  Developing new platforms to increase our revenue is crucial. Those new platforms include e-commerce, reality shows and live events.

- *Company Employment*
  13.0%
  Hiring key subcontractors in our industry to expand on our business goals.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.royjonesjrboxing.com (www.royjonesjrboxing.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/roy-jones-jr-promotions

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Roy Jones Jr. Promotions, Inc.

[See attached]

Roy Jones Jr. Promotions, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

ROY JONES JR. PROMOTIONS, LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Roy Jones Jr. Promotions, LLC
Las Vegas, Nevada

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Roy Jones Jr. Promotions, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 201, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
05/21/19

Marko Glisic, CPA

ROY JONES JR. PROMOTIONS, LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	2018	2017
Assets		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	-	-
Intangible Assets	-	-
Total Non-Current Assets	-	-
Total Assets	-	-
Liabilities and Equity		
Current Liabilities		
Short-term borrowings	-	-
Total Current Liabilities	-	-
Non-Current Liabilities		
Long-term borrowings		
Total Non-Current Liabilities	-	-
Total Liabilities	-	-
Owners' Equity		
Members' Investment	1,000	1,000
Accumulated Deficit	(1,000)	(1,000)
Net Income	-	-
Total Members' Equity	-	-
Total Liabilities and Stockholders' Equity	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ROY JONES JR. PROMOTIONS, LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	2018	2017
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses-		
General and Administrative Expenses	-	-
Total Operating Expenses	-	-
Net Income	$ -	$ -

ROY JONES JR. PROMOTIONS, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017

(unaudited)

	Members' Contribution		Accumulated Deficit	Stockholders' Equity
	Units	Amount		
December 31, 2016	-	$ -	$ -	$ -
Contributions	10	1,0000	-	1,000
Net Income/(Loss)	-	-	(1,000)	(1,000)
December 31, 2017	10	$ 1,000	$ (1,000)	$ -

	Members' Contribution		Accumulated Deficit	Stockholders' Equity
	Units	Amount		
December 31, 2017	10	$ 1,000	$ (1,000)	$ -
Contributions	-	-	-	-
Net Income/(Loss)	-	-	-	-
December 31, 2018	10	$ 1,000	$ (1,000)	$ -

ROY JONES JR. PROMOTIONS, LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	2018	2017
Cash Flows From Operating Activities		
Net Income	$ -	$ -
Net Cash Used in Operating Activities	-	-
Cash Flows From Financing Activities		
Members' Contribution	-	-
Net Cash Received From Financing Activities	-	-
Increase in Cash and Cash Equivalents	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$ -	$ -
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$ -	$ -
cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

NOTE 1 – NATURE OF OPERATIONS

Roy Jones Jr. promotions, LLC was formed on August 16, 2016 ("Inception") in the State of Nevada. The financial statements of Roy Jones Jr. Promotions, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Roy Jones Jr Promotions is currently a premier Boxing Promoter that has over 20 exclusive fighters they showcase on a long-term deal with UFC Fight Pass.

Going Concern and Management's Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has a member's deficit of $1,000 as of December 31, 2018 and December 31, 2017, no assets or liabilities as of December 31, 2018 and 2017.

During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

These factors, among others, raised substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company has no accounts receivables.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, and 2017 the company has no property and equipment.

Revenue Recognition
The Company will recognize revenues from streaming license deals with UFC Fight Pass, ticket income and sponsorship when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed a tax return from inception through 2018 and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2018, and 2017, the company had no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

As of January 2, 2019, the company entered an operating sublease agreement with TNTS, INC, a Nevada corporation and one of the founding member's company. The sublease shall be for 36 months, commencing on January 2, 2019 and ending on January 2, 2022. The company shall pay $2,000 as base rent each month. There is $0 security deposit.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial ownership units of the members are as follows:

Member's Name	Ownership Percentages
Roy Jones Jr	30%
Keith Veltre	51%
Lisa Veltre	19%

NOTE 6 – RELATED PARTY TRANSACTIONS

As of January 2, 2019, the company entered an operating sublease agreement with TNTS, Inc, a Nevada corporation and a founding member. The sublease shall be for 36 months, commencing on January 2, 2019 and ending on January 2, 2022. The company shall pay $2,000 as base rent each month. There is $0 security deposit.

On January 17, 2019, the company received a loan from TNTS, INC one of the founding members' company in the amount of $30,000. The loan carries no interest and shall be payable on September 17, 2019.

On January 31, 2019, the company received a second loan from TNTS, INC in the amount of $35,000. The loan carries no interest and shall be payable in full on September 30, 2019.

The outstanding balance of the TNTS, Inc loans as of April 30, 2019 is $37,500.

On January 31, 2019, the company received a third loan in the amount of $10,000 from Keith Veltre, the company's CEO and owner of the members' entities. The loan carries no interest and shall be payable in full on September 30, 2019. The outstanding balance of the loan as of April 30, 2019 id $5,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 21, 2019, the issuance date of these financial statements.

See accompanying Independent Accountant's Review Report

As of January 2, 2019, the company entered an operating sublease agreement with TNTS, INC, a Nevada corporation and founding member, the terms of which are mentioned in note 3.

As of January 2019, the company's received loans from founding member as mentioned in note 6.

The company intends to convert to a C Corporation in the near future for crowdfunding purpose.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Get Funding Sign In

Roy Jones Jr Promotions

Live Boxing fights on UFC Fight Pass





BOXING

Website Las Vegas, NV MEDIA SPORTS

Own a piece of sports entertainment and become a part of the legend. Answer the call to back this exploding global sport's entertainment media crown. The next chapter of combat sports history is being written. Join us.

$82,494 raised

99 Investors	1 Days Left
12% Equity Offered	$8M Valuation
Equity Offering Type	$300.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 1 Comments Follow

Reasons to Invest

- Profitable within the first year, with $2M in committed revenue by end of 2021.
- Brand built around Roy Jones JR., one of the biggest boxing names in history.
- Exclusive contract with UFC Fight Pass to stream events.

Built by fans for fans- ***now owned by fans.***

THE PROBLEM

Bonus Rewards

Get rewarded for investing more into Roy Jones Jr Promotions

$300+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus. F details on the bonus, please see th Offering Summary section below

BOXING IS NOT CONNECTED

Fans of boxing are some of the most impassioned audiences in sport. Young, old, rich, poor; our fans represent every strand that makes up the fabric of American society. But there is a **number of problems with the way boxing is being presented:**

- No connective tissue between events
- Fighters and fights feel removed, not part of a single universe
- Content is hard to access
- Lack of high-quality content

> *"Fans aren't involved the way they used to be because our industry hasn't kept up with the times. Marketing for combat sports hasn't stayed relevant." - Roy Jones Jr.*

Other sports like the NFL and NBA have a brand that invites fans to access experiences that go beyond the event. **Our audience is hungry for digital content experiences and live events that allow them to show their love for the sport.** Up until now, live events are poorly executed and have limited geographical reach. Content is too difficult to access and not publicized widely enough. The sport lacks the front-of-mind impact of the NFL, NBA, or MLB.

Boxing is just as magnetic as football; we are just lacking the brand that goes with it!

THE SOLUTION

GIVING FANS UNPARALLELED ACCESS AND ENGAGEMENT

Based on our research, in the past few years, there has been an unprecedented resurgence of boxing fans and a burgeoning interest in other combat sports.. Boxing fans want to connect, access content, and share their passion, they just

---

$500+
Investment

Welcome Tier

Receive RJJ Boxing "Owners" T-Shi

$1,000+
Investment

Owners Tier

Receive RJJ Boxing T-Shirt and Lan

$2,500+
Investment

RJJ Autograph + All the Above

Recieve Autographed Roy Jones Jr poster + all the above

$5,000+
Investment

Ringside Tier

Receive 2 Ringside tickets to RJJ Bo event

$10,000+
Investment

5% Bonus Shares + Meet N' Greet

Receive 2 Ringside tickets to RJJ Bo event, meet n greet with Roy Jones bonus Shares

---

$20,000+
Investment

10% Bonus + All Access VIP

Receive 2 All-Access passes in Roy

need a central hub to do that. We will build a company that is designed from the ground-up by the fans, for the fans, and owned by the fans.

private section at RJJ Boxing Event, private cocktail party and meet n g with Roy Jones Jr. Date + 10% Bonu Shares

> *"Combat sports and its fans have entered a new age that demands delivery of more choices, more access, more information, and more excitement." - Keith Veltre*

Going beyond just highlights or replays, we are **creating both short and long-form content that immerses the ultimate combat sports fan** in a one of a kind experience. Direct interaction with fighters, TV Series on the future of boxing, and more will be found at the RJJ Promotions one-stop-shop of boxing content.


MAINEVENT
ALI
VALENTINE
POLL
FIGHT NIGHT
COUNTDOWN
09:32
THE KID
COYLE'S LEGACY
ROY JONES JR
TALE OF THE TAPE
STATS

OUR TRACTION

ALREADY ONE OF THE

LARGEST PROMOTION COMPANIES IN THE US

The legendary titan who seized the ultimate prize in four weight divisions, the only middleweight in history to become heavyweight champion, has now set his sights on leading his new enterprise to his next crowning achievement. Roy Jones Jr. Promotions is the most powerful insurgent force in contention for the title of U.S. Combat Sports Promotions Champion.

We're **not just a big name, we have already built one of the largest US Promotion companies,** and we are just getting started.




> *"I've always been a big fan of Roy Jones Jr. and I'm excited to be in business with him," said UFC President Dana White in a statement.*

The "Early-Round Scorecard" in less than a year:

- **Already profitable** in multiple marketing streams
- 6 figure gross revenues since inception
- **$2 million in committed revenues through 2020 (Anticipated);** the company will have a cost of 1.6 million when those revenue commitments are reached.
- **Official partner of the UFC**
- Global Training Gyms
- Major Acquisitions of Blue Chip Fighters





THE MARKET

A RAPIDLY GROWING MARKET

The market for boxing is on the rise following a steady, upward trajectory. Here are some key facts about this burgeoning market:

- **54% of cable subscribers consider boxing "Important" or "Very Important" parts of their subscription packages**
- Pacquiao vs. Mayweather generated $100 million more than the Superbowl
- **The UFC was recently valued at $7 billion, after being purchased for $4 billion**
- ESPN recently acquired the rights Top Rank boxing for the next 7 years, with other media giants pursuing similar deals
- The female fanbase is growing, by more than 8% in some demos
- People who consider themselves "avid" fans of boxing are on the rise, especially in key youth demographics

Forbes, Yahoo! Sports, Business Insider, Bloody Elbow, Sports Business Daily



WHAT WE DO

WE FIGHT FOR FIGHT FANS

The heart and core of our enterprise and everything we do is the man himself: **Roy Jones Jr.**

Roy is renowned by boxing fans worldwide as the personification of the ideal of professional pugilism. He represents honor, integrity, dedication, supreme athleticism, and an uncompromising commitment to excellence. The personal passion that Roy brought into boxing now inspires each of us here at Roy Jones Jr. Promotions to **create a company that's built for the fans.**

 

Promotion
Promotion is the beating heart of a successful boxing empire. We promote approximately two dozen fights a year in men's boxing and are expanding into women's combat sports and other martial arts competitions as well.

Sponsorships
We've won contracts across the industry, earning ongoing revenues and sponsorship dollars—on an annualized and per fight basis. The UFC is the latest irrepressible force in combat sports to partner with RJJ. Additional exciting collaborations are already in the works.

Exclusive Access
We give fans the exclusive and deeper access they have long hungered for. We provide the premium boxing content and insider interviews they can't get anywhere else. We continue to develop the innovative programming that modern superfans demand.

Media Company
We produce engaging original content that embraces fans of all combat sports. Our most ambitious projects are currently in development. As we expand, we will sell rights to our startlingly original programming around the world—from an unscripted reality series championing young boxers to a sci-fi fantasy series about the evolution of combat sports 75 years in the future.

eCommerce

Our eCommerce platform (currently in pre-production) supports only best-in-class products. We give brands their best access to prime consumers and we give consumers their best access to the finest in boxing apparel, equipment and more. Rather than maintaining cumbersome inventory, our brands will pay platform fees and ship products on demand.

JUST A LITTLE OF OUR PRESS

CBS SPORTS   Los Angeles Times   Forbes   WBN

YAHOO! FINANCE   B/R BLEACHER REPORT   YAHOO! SPORTS   FIGHTMAG

ESPN   TMZ   Rolling Stone

THE VISION

SHAKING UP THE COMBAT SPORTS INDUSTRY

In 3-5 years, Roy Jones Jr. aims to be known worldwide as the brand that represents the core values of combat sports. Leveraging this new surge in popularity in boxing, RJJ Promotions plans to layer media, digital experiences, and live events across large social spheres to create the heroic stories that will drive fan engagement and authenticity.





Media Company

Content created within the media company will be deployed on the site and developed specifically for licensing & distribution across the world.

Consumer Products

RJJ is looking to become a large global brand for consumers from its retail operations to large fan exhibitions, offering premium products to the everyday boxing fan.





International Distribution

RJJ plans to expand its current preferred promoter status with the UFC, as well as, deploying live access into wider global distribution and licensing channels.

Diverse Fighters

RJJ is already known for its diverse roster of fighters but will continue to increase its foothold across women's combat sports and a diverse range of sports we support - not just boxing.

THE BUSINESS MODEL

PROFITABLE IN UNDER A YEAR

Roy Jones Jr. Promotions is well on our way to becoming the premier promoter of boxing and all combat sports worldwide. In less than a year, we have grossed approximately **6 figures in gross revenues with over $2M in committed sponsorship revenue for the next 12 months.**

Plus, we are already profitable.

At Roy Jones Jr. we have engineered a promotions machine informed by an expert

At Roy Jones Jr. we have engineered a promotions machine informed by an expert understanding of and ability to fully exploit every opportunity across traditional television distribution, new digital technologies and, every aspect of social media marketing.

We are the future of combat sports entertainment.


Media Company
Consumer Revenues
Boxing Promotions
Event & Fighter Expansion
MEDIA CONTENT
Sponsorships & Ad Revenues
ECOMMERCE
Platform Fees & B2C Revenues
FAN EXPO
Tickets & Exhibitor Revenues
EVENT GROWTH
More Events Expands Sponsor Revenues
COMBAT EVENTS
New Fighters & Sports Events = More Ads
ORIGINAL IP
Licensing & Distribution Revenues
ECOSYSTEM
FANS, ATHLETES, BRANDS, & PROMOTERS

Engineering the Vision

We are taking a two-pronged approach - **Direct to Consumer + Business to Business** - in order to best leverage a passionate fan base and expand our business. The businesses within these two categories are completely interconnected with one another, allowing them to thrive and catalyze enormous growth.


Revenue through Q4 2022
Remainder of 2019 & 2020 through 2022
2020
2021
Divisions by Quarter
TOTAL REVENUES
OPERATING EXPENSES
OVERHEAD & SETUP

Revenue Assumptions

Live Event: $30/Ticket, Selling window of availability will increase over time, No VIP or High End tickets factored in, Adjusted for peak/non-peak sale times and seasonality, $2.5M in Sponsorships for the first event, increasing annually

Ecommerce: Assumes Average Order Value of $120, 35% of Site Traffic goes to Ecommerce, Conservative 1% conversion rate, Ecommerce feeds other content consumption audiences and vice versa, Ecomm will hit more explosive growth years 3-5

Portal & Content Advertising: 5 Pages per Visit and $30 CPM Rate, Not factored are Video Ad Revenues as subscriber base grows, Ecomm customers feed content subscribers and vice versa

Revenue from Original IP: Sale of 1-2 shows per year, Max 4 shows running at once, Assumes an 18 mo production cycle, Assumes a $4M brand funded sponsorship estimate per show, In order to remain conservative, this model does not account for global licensing and distribution revenues

RJJ Promotions: Assumes continued growth at current average MOM, Accounts for increased revenue from diversifying portfolio

HOW WE ARE DIFFERENT

ROY JONES JR
THE X FACTOR

Not many companies can boast a boxer with the acumen and notoriety of Roy Jones Jr. at the helm. One of the best pound-for-pound boxers of all time, Roy Jones Jr. is now **building the future of boxing beyond the conventional fight-night business model.**

> *"Boxing has been my life, and it is my life. I've enjoyed every moment of it." - Roy Jones Jr.*

We are built on the championship values set by Roy Jones Jr., a powerful and

We are built on the championship values set by Roy Jones Jr., a powerful and iconic living legend: peak fitness, hard work, personal dedication, and fierce competition. Assuming the mantle as the premier promoter of boxing has meant melding these components into one grand value: superior entertainment. In business, like in the ring, quality can never be compromised for success to be achieved. The Roy Jones Jr. approach keys in on objectives and profitability.



OUR TEAM

OUR TEAM IS WHAT MAKES IT WORK

Roy Jones Jr. is one of the greatest boxers of all time. He's the undisputed Light Heavyweight of the World, unifying WBA, WBC and IBF titles. He was the first former middleweight champion to win the Heavyweight title in 106 years. Ring magazine Fighter of the Year 1994. World Boxing Hall of Fame Fighter of the Year 2003. ESPY Best Boxer 1996, 2000, 2003. Boxing Writers Association of America Fighter of the Decade 1990s. While building Roy Jones Jr. Boxing Promotions over the last five years, he has mentored hundreds of young fighters.

Keith Veltre is a business mogul with decades-long experience launching, establishing, and growing companies to incredible heights. He's CEO and founder of Roy Jones Jr. Boxing Promotions, as well as a casino owner, and a business and real estate investor. He's the founder of Art of Music, the preeminent leader in the memorabilia space. He is now pioneering new directions in content creation and delivery systems for boxing fans around the world.

Together, these two visionaries of both boxing and business are transforming the future of combat sports media, fan engagement, and global audience expansion.

 

WHY INVEST

THE FUTURE OF BOXING AT YOUR FINGERTIPS

Combat sports entertainment is resurgent worldwide. Fight fans old and new are hungry for the excitement traditional boxing once delivered and the fresh rush of diverse martial combat spectacles now available. RJJ is uniquely positioned and prepared to engage and serve this burgeoning audience.

The engine driving RJJ's extensive state-of-the-art network is a bedrock of strength in advertising, production, and sponsorship. We fuel our fighters and position our team in a way that expands earnings beyond traditional revenue channels. RJJ innovates in monetization across retail, advertising, live events, and physical locations.

RJJ presents a vision of combat sports' future that is moving fans from an awareness of fighters to devotion in following these fighters' hero's journeys. We are seizing ownership of the combat sports conversation.

RJJ will soon be recognized as the premier brand worldwide that represents lifestyles defined by the values of combat sports.



OLVERA VS VILLA

OLVERA VS VILLA is live on UFC Fight Pass on May 23rd, 2019 in Tucson, AZ



PALICTE VS IOKA

Roy Jones Jr Promotions will promote their first WBO World Title Fight live on UFC Fight Pass.



COYLE vs SCOTT

On February 16th, 2019 RJJ Fighter Connor Coyle defeated top rated Travis Scott by UD live on UFC Fight Pass.

May 23rd, 2019  **June 19th, 2019** **February 16th, 2019**

March 28th, 2019 **February 28th, 2019** **April 25th, 2019**



WILSON VS ARELLANO

Non stop action packed fights live from San Antonio.



XIMENEZ VS LOPEZ

On February 28th in Toppenish, Washington Lopez won his first major WBO Title.

COYLE VS BURWELL

On April 25th, 2019 RJJ Fighter Connor Coyle defeated Robbie Burwell live on UFC Fight Pass to stay unbeaten.

In the Press

   

SHOW MORE

Meet Our Team





Keith Veltre
CEO & Co-Founder

Keith Veltre is no stranger to creating companies and rubbing elbows with elite A-listers. Unique Images broke ground in 1995 which merged with Americbilia.com and then taken public in 1999. By 2002 Americabilia.com was sold and what was thought to be a hobby turned out into a multimillion dollar business. Growing up listening to Rock n Roll, a dream became a reality when Keith made his first licensing and endorsement deal in 2003 with Gene Simmons/Kiss and propelled other doors opening for Keith Veltre and The Art of Music. Keith exclusively inked many of the well-known actors, singers and athletes such as Tommy Lee, Vince Neil, Fleetwood Mac, Paul Stanley, Matt Leinart, Gale Sayers and Pete Rose. The biggest deal of his life came when he and the late Michael Jackson ventured into business together, where Keith was granted a license deal with Michael Jackson. Keith Veltre vision was clear, he wanted to take a fragmented business and mainstream it into every household. Making his TV debut, Keith landed the highest selling products on multiple home shopping networks which included, Shop at Home, Shop NBC, Fugi TV Japan and Bidup TV in England. Needing a new nitch to add to his resume, Roy felt that as partners, he and Keith could mend the broken bridge of the boxing community so began the Roy Jones Jr. Promotions. Building a stable of fighters, Keith and Roy are creating a spark in fight

Roy Jones Jr.
Senior Vice President of Fighter Development

A professional boxer, 10x world champion, boxing commentator, boxing trainer, rapper, and actor who holds dual American and Russian citizenship and now we can add Promoter to his resume. Representing the United States at the 1988 Summer Olympics, Jones received,what to this day is still considered the biggest robbery in the history of the Olympics, the silver medal. Allowing this mishap to fuel the fire in his belly, Roy Jones Jr. has undoubtedly become the pound for pound best boxer of all time. Fighter of Decade for the 1990's and named Fighter of the year (2003) by the World Boxing Hall of Fame and winner of the Best of Boxer ESPY Award (1996, 2000, and 2003), Jones has accomplished a lifetime of dreams. The fire in his soul for the sport continues to shine thru in all the does behind the scenes of Boxing. As the highly acclaimed HBO commentator, Roy's knowledge of the sport and the ability to think like a fighter has helped Roy Jones Jr. gain the love and respect of so many fight fans around the globe. Still with a passion for the sweet science, Roy Jones Jr. now steps behind the scenes of boxing and uses his keen eye for talent. Sign, sealed, and delivered Roy embarked on his newest venture; Roy Jones Jr. Promotions. The stable of future champions and world ranked contenders, Roy continues to move his promotion company to the next level.

fans that has since dulled over the years






Lisa Veltre
Vice President of Operations

Lisa started her career working in the casino industry. At a young age she was hired by the Trump organization to work at Trump Taj Mahal as Food & Beverage director. Having gone thru an extensive management program while with Trump Taj Mahal she was a natural fit to run operations at Roy Jones Jr. Promotions and has developed a key business strategy to help with the growth of the promotion company.





Jennifer Zarley
Director of Special Events

Moving from a small town of Hibbing, Mn to the fight capital of the World, Las Vegas, NV. Graduating from UNLV with a degree in Hotel Management played an integral role for Jennifer's future at Roy Jones J. Promotions. Jennifer has successfully mastered the various day to day aspects of the promotion company. Tackling the vigorous fast pace boxing industry, Jennifer has quickly gained the respect of the boxing community around the world.



Guy Taylor
Senior Boxing Matchmaker

Steppng into the ring at the age of 12 years old, Guy learned the technique of boxing not only in the ring, but behind the sceness as well. His skills gained th attention of Roy Jones Jr. and Keith Veltre where they knew Guy would be an asset to the vastly growing Roy Jones Jr. Promotions. His fights have been showcased on networks such as Showtime, HBO, ESPN, Fox Sports, CBS Sports and Televisa. Matchmaking is the root of a promotion company and the reason why fans continue to support boxing. It's an art that Guy Taylor has dominated and his keen eye for talent has helped Roy Jones Jr. Promotions propel to the next level.



Ron Martino
Advisor

Ron Martino is the co-founder and owner of the Magical Threads Company, an entertainment and media firm with multiple complementary business units. MT Brands develops and produces a diverse array of original brands, content publishing platforms and e-commerce initiatives. MT Originals is an I.P. holding company developing and managing the subsidiary rights to over one hundred recognized genre titles. MT Animation develops and produces episodic content in partnership with world-class writers, artists and studios. MT Consultancy focuses on content strategy creation, audience engagement and community building for entertainment, consumer goods, lifestyle, social impact and hospitality brands all over the world.





Bethany Gillan
Advisor

Bethany Gillan is a decades long digital commerce, analytics, and strategic operations executive in fashion, entertainment, visual media, fine art, education, non-profit, and mass merchant retail. Bethany has an extensive history of driving profitability and revenue growth for direct to

consumer businesses and media companies. Bethany has produced measurable ROI across client services and as an executive in house for HBO, eBay, SKECHERS, and DeviantArt - to name a few. She is also an acting advisor and investor for a number of consumer goods and services start-up businesses.



Offering Summary

Company :	Roy Jones Jr. Promotions, Inc.
Corporate Address :	3874 Silvestri Lane, Las Vegas, NV 89120
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	5,000
Maximum Number of Shares Offered :	535,000
Price per Share :	$2.00
Pre-Money Valuation :	$8,000,000.00

Early Bird Bonus

First 7 days - 10% bonus shares

Next 14 days - 5% bonus shares

Perks

$500+ | RJJ Boxing "Owners" T-Shirt

$1,000 | RJJ Boxing T-Shirt and Lanyard

$2,500+ | Autographed Roy Jones Jr 8x10 poster + all the above

$5,000+ | 2 Ringside tickets to RJJ Boxing event

$10,000 | 2 Ringside tickets to RJJ Boxing event, meet n greet with Roy Jones + 5% bonus Shares

$20,000+ | 2 All-Access passes in Roy's private section at RJJ Boxing Event, private cocktail party and meet n greet with Roy Jones Jr. Date + 10% Bonus Shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

StorEn will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2/ share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Roy Jones Jr Promotions has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Roy Jones Jr Promotions be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

END OF UPDATES

Comments (16 total)

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Brandi Alberts   a month ago
I'm a lil concerned because both Golden Boy Promotions and Top Rank Inc are private companies and not public. How can we be assured that Roy will care about his investors and go IPO?

Keith Veltre   - **Roy Jones Jr Promotions**   a month ago
Brandi

It means that we have set aside enough shares to raise 1,070,000 dollars which would be 12% of the company.

Brandi Alberts   a month ago
Hi! I'm new at this! My question is the 12% equity, does that mean everyone who invests in this round owns a piece of that 12% or does it mean you actually own 12% by giving $300?

Zane Macey   2 months ago
I'm also interested in the financial statements.

Miguel Costa `1 INVESTMENT` 2 months ago

Hello Mr. Veltre,

I apologise for putting your previous comment as inappropriate... I was trying to read other comments and double tapped on your comment....

Nonetheless, I do have a couple of questions:

- Where can I see the financial statements?
- If that isn't possible, what is your current rate of burn per month? Short and long term debt? Loans? And the 6 figure value in revenue.

Best regards,
Miguel C.

Keith Veltre - **Roy Jones Jr Promotions** 2 months ago

Or you can google Keith Veltre mytechmag

https://top-ceos.mytechmag.com/vendor/2019/roy-jones-jr-promotions.html

---

Keith Veltre - **Roy Jones Jr Promotions** 2 months ago

URIJAH FABER: "KINEKTIC BRINGING UNITY TO GRAPPLING WORLD"

INAUGURAL KINEKTIC SUBMISSION GRAPPLING EVENT THIS FRIDAY IN ANAHEIM, CA

Streaming Live and Exclusively on UFC FIGHT PASS®

(L-R) - Kinektic grappling announcers and UFC stars Urijah Faber and Paige VanZant

LAS VEGAS (August 13, 2019) - UFC Hall of Famer Urijah Faber strongly believes that the time is right for the inaugural Kinektic submission grappling tournament this Friday (Aug. 16) in Anaheim, California.

All the exciting grappling action will be streamed exclusively on UFC FIGHT PASS®, the world's leading digital subscription service for combat sports, live from Anaheim Business Expo Center.

Kinektic team formatted events will feature four competing squads, each comprised of five world-class grapplers, in a tournament consisting of semifinals and a championship final. A grappling Super Fight, featuring additional participants not already competing in the tournament, will be held between the final semifinals match and championship final.

Kinektic is the brainchild of Faber, Las Vegas entrepreneur and boxing promoter Keith Veltre, and award-winning announcer Sean Wheelock.

Faber, who also serves as Kinektic's Vice President of Business Development, will be the mat-side and backstage interviewer. Joining Faber will be UFC women's flyweight Paige VanZant, who is the lead color commentator, and play-by-play announcer Wheelock.

"We're bringing unity to the grappling world," Faber said. "There have been other grappling organizations, but we've made some twits to get the top talent in the world, and that makes us unique. We've absolutely put it all together with great grapplers, coaches and announcers to showcase this great product. There have been a lot of grappling tournaments, but we're getting the public interested, entertainment-side, like never before.

"They've been others, but Kineckic is unique because of our relationship with UFC, streaming on FIGHT PASS, my connections all over the world and Keith Veltre's experience promoting makes it a great combination. The world is ready for Kineckic!"

The captains of the four star-powered teams are UFC veteran and MMA media personality Chael Sonnen (Team SUG); world-class grappler Craig Jones (Team BJJ Fanatics); UFC light heavyweight Anthony Smith (Team Lionheart); and former UFC welterweight Chris Lytle (Team Lights Out Urban Activities). Team Captains had the option to compete for their team, Jones and Lytle are competing for

Alfredo Cervantes `1 INVESTMENT` 3 months ago
What is the goal? IPO ?

> **Keith Veltre** - **Roy Jones Jr Promotions** 3 months ago
> Alfredo
>
> Our goal is down the road an IPO or sale.

Roger Chan `1 INVESTMENT` 3 months ago
I'm presuming RJJP offer is available for international investors? Can't find in your intro or Offer doc or Terms info. Thanks

> **Keith Veltre** - **Roy Jones Jr Promotions** 3 months ago
> Yes it is available for international investors.

Keith Veltre - **Roy Jones Jr Promotions** 3 months ago
Tony

You can make more investments after your first. Please read the offering and everything you need to know is listed in there.

Tony Olivas 3 months ago
Can we invest more money after our first investment and can we make money off our investment too?

Keith Veltre - **Roy Jones Jr Promotions** 3 months ago
Brad

We should be able to start to receive funds in 21 days.

> **Keith Veltre** - **Roy Jones Jr Promotions** 2 months ago
> Sorry, this answer was towards how long it would take for the company to receive funds from investors and when we can start to use the funds.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Keith Veltre:

Hello, my name is Keith Veltre. I'm the CEO of Roy Jones, Jr. Promotions.

Keith Veltre:

We will leverage our ability to entertain and to inspire into new channels of media content, digital experiences, and live events across large social spheres to drive explosive growth and fan engagement.

Keith Veltre:

Roy and I are launching a media company specializing in short and long form original content designed for fight fans.

Keith Veltre:

Our strategy for worldwide licensing and distribution is in development. We will be expanding current partnerships, including an increased role in marketing and promoting with our UFC relationship.

Keith Veltre:

RJJ is diversifying his house of brands, bringing a new focus on a fast growing audience for female fighters. RJJ is building Combat Expo, an annual live events series, leveraging current and existing relationships. When exhibit operators expedite this expo into being a global, multi event reality, RJJ will become the home to boxing communities globally, developing immediate content for current and new fans worldwide.

Keith Veltre:

The company that owns the audience following in this market will ultimately earn the largest share of sponsorship dollars and be able to expand in new revenue streams.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.